Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

January 25, 2016

VIA EDGAR CORRESPONDENCE

Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Rule 485(a) Filing for Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of Eaton Vance Core Plus Bond Fund (the “Fund”)

(1933 Act File No. 002-90946; 1940 Act File No. 811-04015) (the “Filing”)

Dear Ms. Larkin:

This letter responds to comments you provided telephonically to the undersigned on January 14, 2016 with respect to the Filing.  The comments and Registrant’s responses thereto are as follows:

Prospectus

Risk/Return Summary: Fee Table

1.

Please update numbers in the fee table and expense example.  Please confirm that the expense cap extends for one year from its effectiveness and that the expense example only factors in the expense cap for the first year.

Response:  The numbers have been updated for the most recent fiscal year end.1  The footnote related to the expense cap has been updated to reflect that it extends through January 31, 2017.  The Registrant confirms that the expense example only factors in the expense cap during the period in which it is expected to continue (i.e., during the first year).

Risk/Return Summary: Investments, Risks, and Performance

2.

Please confirm that, under normal market conditions, the Fund invests at least 80% of its net assets in bonds and other fixed- and floating-rate income instruments and derivatives with bond-like characteristics in compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).

_____________________________

1 All references herein to disclosure changes made by the Registrant relate to the Registrant’s filing on behalf of the Fund pursuant to Rule 485(b), which is expected to occur on or about January 27, 2016.

Securities and Exchange Commission

January 25, 2016

Response:  The Registrant confirms that, under normal market conditions, the Fund invests at least 80% of its net assets in bonds and other fixed- and floating-rate income instruments (the “80% Policy”) consistent with Rule 35d-1 under the 1940 Act.  The Registrant confirms that the market value of derivatives that have characteristics similar to bonds or other fixed and floating-rate income instruments are included with bonds and other fixed and floating-rate income instruments for purposes of the Fund’s 80% Policy.

3.

If the Fund invests in collateralized loan obligations (“CLOs”), include a reference to CLOs in the Principal Investment Strategies.

Response:  The Fund does not presently intend to invest in CLOs and, therefore, no additional disclosure has been added.

4.

In the last paragraph under Principal Investment Strategies, consider restating the following sentence in plain English:

“In managing the Fund, the investment adviser combines a top-down, macroeconomic analysis for sector allocation and yield curve positioning with a bottom-up security selection process.”

Response:  The above-referenced disclosure has been revised as follows: “In managing the Fund, the investment adviser considers macroeconomic factors in determining the Fund’s sector allocation and yield curve positioning and uses fundamental research in selecting individual securities for the portfolio.”  The Fund’s existing disclosure describes the macroeconomic factors considered and the factors emphasized in the investment adviser’s review of individual issuers.

5.

Add the Fund’s strategy with respect to selling securities to the last paragraph under Principal Investment Strategies.  See Item 9(b)(2) of Form N-1A.

Response:  The following disclosure has been added to Principal Investment Strategies:  “The investment adviser may sell a security when the investment adviser’s price objective for the security is met, the fundamentals of the company deteriorate or to pursue more attractive investment options.”

6.

Consider whether updates are required to “Market Risk” to address recent actions of the Federal Reserve.

Response:  “Market Risk” has been updated to address the Federal Reserve’s recent decision to raise the target federal funds rate.

7.

Consider adding risks of supranational entities to Principal Risks.

Response:  Risks of supranational entities has been added to “Foreign and Emerging Market Investment Risk.”

Securities and Exchange Commission

January 25, 2016

8.

Consider adding liquidity risks to “Risk of Senior and Junior Loans” in Principal Risks.

Response:  Liquidity risks of loans have been added to “Risk of Senior and Junior Loans.”

9.

Consider adding a risk related to asset-backed securities to Principal Risks.

Response:  The existing “Commercial Mortgage-Backed Securities Risk” has been revised to “Mortgage- and Asset-Backed Securities Risk” and expanded to include risks associated with asset-backed securities.

10.

Consider adding to “Derivatives Risk” a parenthetical describing leverage in plain English.  Also, consider clarifying the last sentence of the risk and what is meant by “a form of leverage.”

Response:  Registrant believes that the disclosure related to leverage as contained in “Risks of Leveraged Transactions” adequately describes the Fund’s use of leverage and related risks in plain English and, therefore, no additional disclosure has been added to “Derivatives Risk.”  The last sentence of the risk has been deleted as it is duplicative of “Risks of Leveraged Transactions.”

11.

The purposes for using derivatives (i.e., for hedging purposes, to enhance returns or as a substitute for the purchase or sale of securities) should match the uses described in Principal Investment Strategies.  Please also confirm that the Registrant has reviewed the letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry D. Miller of the Division of Investment Management regarding Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Barry Miller letter”).

Response:  The disclosure in Principal Risks as to the primary uses for derivatives has been revised to match those uses described in Principal Investment Strategies.  The Registrant confirms that the Barry Miller letter has been reviewed.

12.

Consider the need for risks addressing private placements, zero coupon securities and when-issued securities.

Response: “Risks of Restricted Securities” has been added to Principal Risks to address the risks of investing in private placements.  Registrant believes the risks of investing in zero coupon and when-issued securities are adequately addressed in fixed-income risks as contained in “Market Risk,” “Interest Rate Risk,” and, with respect to when-issued securities, “Risks of Leveraged Transactions.”  See also “Fixed-income Securities” in the Fund’s statutory prospectus.

13.

Correct the typographical error (i.e., repeating “in”) in the introductory paragraph to the performance bar chart.

Response: The error has been corrected.

Securities and Exchange Commission

January 25, 2016

14.

Add the Fund’s year-to-date return information as of the end of the most recent quarter in a footnote to the performance bar chart.  See Item 4(b)(2)(ii) of Form N-1A.

Response:  The most recent calendar quarter is December 31, 2015, the calendar year returns for which are displayed in the Fund’s performance bar chart.  Accordingly, no additional information has been added to the footnote.

15.

Align the returns in the performance table.

Response:  The return numbers have been aligned as requested.

Financial Highlights Information

16.

Add the 2015 financial highlights to this section.

Response:  The 2015 financial highlights have been added.

Statement of Additional Information

Description of the Fund and Its Investments and Risks

17.

Move the disclosure regarding the Fund’s concentration policy to the section following fundamental investment policies.

Response:  The disclosure regarding the Fund’s concentration policy has been moved as requested.

18.

If the Fund invests in CLOs, confirm that the Fund is complying with the 15% restriction on illiquid securities.  Supplementally provide the extent that the Fund invests in CLOs and what percentage of such CLOs are relying on exemptions from registration contained in Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Response:  The Fund does not presently intend to invest in CLOs.  See also Response 3 contained herein.

19.

If the Fund writes (sells) credit default swaps, confirm that it will segregate the full notional amount payable under the agreement.

Response:  Although the Fund does not presently intend to write (sell) credit default swaps, as currently required by the 1940 Act, if the Fund were to enter into such a transaction, it would be required to segregate the full notional amount that would be payable under the agreement.

Management of the Fund, Investment Advisory and Other Services, Portfolio Managers

20.

In the Trustee table in “Fund Management” under “Management and Organization,” add a brief description of entities in a parenthetical to the extent the type of entity is not implicit.

Response:  Parentheticals have been added as requested.

Securities and Exchange Commission

January 25, 2016

21.

Update committee meetings, Trustee share ownership, Trustee compensation and advisory fees for 2015 fiscal or calendar years, as appropriate.

Response:  The information has been updated to include 2015 fiscal or calendar year information, as appropriate.

22.

In “Method to Determine Compensation” under “Portfolio Managers,” define Sharpe ratio.

Response:  Sharpe ratio has been defined in a parenthetical, as requested.

Part C

Exhibits

23.

Include as an exhibit the Fund’s fee reduction agreement.

Response:  The Fund’s fee reduction agreement is being included as an exhibit to the Fund’s registration statement.

Tandy Representation:

The Registrant acknowledges that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Registrant may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8064.  As noted herein, the Registrant intends to make a filing under Rule 485(b) on behalf of the Fund on or about January 27, 2016, to be effective on February 1, 2016.

Very truly yours,

/s/ Velvet R. Regan

Velvet R. Regan, Esq.

Vice President